Item 77M
Acquisition of Putnam New Value Fund

On December 29, 2008, the fund issued 34,782,491, 6,045,798,
1,672,616, 828,160, 128,908 and 964,280 class A, class B, class
C, class M, class R and class Y shares, respectively, for 45,682,009, 7,885,529, 2,213,463, 1,073,983, 170,486 and
1,268,861 class A, class B, class C, class M, class R and class Y shares of Putnam New Value Fund to acquire that funds net assets in a taxfree exchange. The net assets of the fund and Putnam New Value Fund on December 26, 2008, were $2,101,542,138 and $463,004,277, respectively. On December 26, 2008, Putnam New Value Fund had distributions in excess of net investment income of 656,815, accumulated net realized loss of $478,809,618 and unrealized depreciation of $25,923,528. The aggregate net assets of the fund immediately following the acquisition were $2,564,546,415.
Information presented in the Statement of operations and changes in net assets reflect only the operations of Putnam Equity Income Fund.